EXHIBIT 12(b)

HAWAIIAN ELECTRIC COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	YEARS ENDED DECEMBER 31,
	2003	2002	2001	2000	1999
	(DOLLARS IN THOUSANDS)
FIXED CHARGES
Total interest charges	$44,341	$44,232	$47,056	$49,062	$48,461
Interest component of rentals	820	663	728	696	784
Pretax preferred stock dividend requirements	3,117	3,127	3,123	3,134	3,323
Preferred securities distributions of trust subsidiaries	7,675	7,675	7,675	7,675	7,665

TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$55,953	$55,697	$58,582	$60,567	$60,233

EARNINGS
Net income for common stock	$78,911	$90,205	$88,300	$87,286	$75,222
Fixed charges, as shown	55,953	55,697	58,582	60,567	60,233
Income taxes (see note below)	49,824	56,658	55,416	55,375	48,047
Allowance for borrowed funds used during construction	(1,914)	(1,855)	(2,258)	(2,922)	(2,576)

EARNINGS AVAILABLE FOR COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$182,774	$200,705	$200,040	$200,306	$180,926

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	3.27	3.60	3.41	3.31	3.00

NOTE:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$50,175	$56,729	$55,434	$55,213	$48,281
Income tax expense (benefit) relating to results from nonregulated activities	(351)	(71)	(18)	162	(234)

	$49,824	$56,658	$55,416	$55,375	$48,047